

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

August 29, 2007

Gail F. Goodman
Chief Executive Officer
Constant Contact, Inc.
Reservoir Place
1601 Trapelo Road, Suite 329
Waltham, Massachusetts 02451

> **Re**:   **Constant Contact, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 15, 2007**
> **File No. 333-144381**

Dear Ms. Goodman:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 68

Compensation Discussion and Analysis, page 68

Components of Our Executive Compensation Package, page 70

1. We note your response to comment 33 in our letter dated August 3, 2007. Please expand your disclosure to address how the performance results for each cash incentive bonus element support the compensation awarded to each executive

officer. For example, explain how you applied the minimum targets and accelerators for average monthly revenue growth to the results achieved to arrive at the amount of cash incentive bonus awarded to each executive officer. Specifically disclose the percentage of each executive officer's salary that the cash incentive bonus represented.

2. We note your response to comment 35 in our letter dated August 3, 2007. Please revise to provide a more comprehensive analysis as to why, based on your particular facts and circumstances, disclosure of each performance target would cause you competitive harm. As merely one example, you should address why disclosure of targets for a now-expired fiscal year that are similar to categories of information contained in your registration statement and publicly-available financial statements would cause the company competitive harm under the company's particular facts and circumstances.

3. Please discuss the reasons for the changes in the target bonus awards, as a percentage of base salary, for 2007 for each executive officer.

Principal and Selling Stockholders, page 86

4. Please revise to identify the natural person or persons having voting and/or dispositive powers over the shares held by non-natural entities listed under "Other Selling Stockholders," to the extent they are not widely-held.

5. Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.

Summary Financial Information, page 6 and

Unaudited Pro forma Financial Information, page F-8

6. We have considered your response to prior comment 38. Please tell us the basis for your assumption that the outstanding preferred stock warrants will not be exercised prior to the closing of the offering. Also explain how this adjustment meets the factually supportable criteria in Rule 11-02(b) (6) of Regulation S-X. We note that the warrants have an exercise price of $0.50, the underlying preferred stock converts into common stock on a 1:1 basis and the warrants are subject to antidilution provisions.

Notes to Financial Statements

7. Please consider revising Notes 3, 4, 7 and 8 to update the information for the six months period ended June 30, 2007.

Exhibits

8. We have reviewed the draft legal opinion you provided to us in response to comment 7 in our letter dated August 3, 2007. We note the reference in the draft opinion to the General Corporation Law of the State of Delaware. Please have counsel revise the opinion to reflect, or confirm to us, that it concurs with our understanding that the reference and limitation to the General Corporation Law of the State of Delaware includes the statutory provisions and also applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. If counsel chooses to confirm this to us, please file counsel's confirmation as correspondence on the EDGAR system.

*　*　*　*　*

You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3360 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:　Philip P. Rossetti, Esq. (via facsimile)
　　　Wilmer Cutler Pickering Hale and Dorr LLP